UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                             FOR JUNE 30, 2005

                       COMMISSION FILE NUMBER 1-11284

                            FALCONBRIDGE LIMITED
                          (FORMERLY NORANDA INC.)
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F    Form 40-F  X
                                 ----          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
                              Yes     No X
                                 ----   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                              Yes     No X
                                 ----   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes     No X
                                 ----   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DESCRIPTION OF THE AMALGAMATION

On June 30, 2005, Noranda Inc., an Ontario corporation ("Noranda"), and Falconbridge Limited, an Ontario corporation ("Falconbridge"), were amalgamated (the "Amalgamation") with the continuing amalgamated company being called Falconbridge Limited (the "Registrant"). The Registrant is subject to the Business Corporations Act (Ontario). The Amalgamation was effected pursuant to the terms of an Amalgamation Agreement (the "Amalgamation Agreement"), dated as of June 2, 2005, as amended and restated as of June 29, 2005, between Noranda and Falconbridge and was approved by the requisite shareholders of Noranda and Falconbridge at special meetings held on June 30, 2005. A Certificate of Amalgamation was issued on June 30, 2005. Upon the effectiveness of the Amalgamation, the assets, liabilities and operations of Noranda and Falconbridge were combined.

Under the Amalgamation, each outstanding Noranda Common Share was converted into one Common Share of the Registrant ("Common Share"), each outstanding Noranda Preferred Share was converted into one Preferred Share of the Registrant ("Preferred Share") having the same attributes as such Noranda Preferred Share, each outstanding Noranda Junior Preference Share was converted into one Junior Preference Share of the Registrant ("Junior
Preference Share") having the same attributes as such Noranda Junior Preference Share, each outstanding Falconbridge Common Share was converted into 1.77 Common Shares (subject to payment of cash in lieu of fractional Common Shares), and each outstanding Falconbridge Preferred Share was converted into one Preferred Share of the Registrant having the same attributes as such Falconbridge Preferred Share.

Under the Amalgamation, previously issued and outstanding options to purchase common shares of Noranda were converted into options to purchase common shares of the Registrant on a one for one basis at the applicable exercise price. Under the Amalgamation, previously issued options to purchase common shares of Falconbridge were converted into options to purchase common shares of the Registrant on a 1.77 for one basis, at the applicable exercise price divided by 1.77 (subject to further adjustment to avoid fractional options and as otherwise set out in the Amalgamation Agreement).

The Common Shares, Preferred Shares (except the Preferred Shares, Series 1) and Junior Preference Shares of the Registrant are listed on the Toronto Stock Exchange, and the Common Shares are listed on the New York Stock Exchange.

Upon the effectiveness of the Amalgamation, the Common Shares were deemed registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3(a) thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act. Reports filed for Noranda under the Exchange Act prior to the Amalgamation should be regarded as applicable to the Registrant, and the Registrant intends to treat the historical financial statements of Noranda as historical financial statements of the Registrant.

The foregoing description shall be deemed filed for purposes of the Exchange Act (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). Such description is specifically incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-13582 and 333-113725).

Furnished herewith is:

Exhibit 99.1: Press Release issued June 30, 2005 entitled "Noranda and Falconbridge Complete Amalgamation"

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     FALCONBRIDGE LIMITED
                                     (Registrant)


July 1, 2005                   By:   /s/ Stephen K. Young
                                     --------------------------------
                                     Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

Exhibit 99.1: Press Release issued June 30, 2005 entitled "Noranda and Falconbridge Complete Amalgamation"